
03051972

9-5

OMB APPROVAL
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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-15501

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/02 (MM/DD/YY) AND ENDING 06/30/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION


SEC MAIL
RECEIVED
PROCESSING
AUG 2 6 2003
WASH. D.C.
161
SECTION

NAME OF BROKER-DEALER:

Royal Lane Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10754 D Villager Road
(No. and Street)

Dallas	TX	75230
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cheshier & Fuller, L.L.P.
(Name – if individual, state last, first, middle name)

14175 Proton Rd.	Dallas	TX	75244
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.


PROCESSED
SEP 09 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Harold Cooper, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Royal Lane Securities, Inc., as of June 30, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Deborah G. Means
Notary Public, State of Texas
My Commission Expires
SEPTEMBER 12, 2005

Signature

President
Title

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

ROYAL LANE SECURITIES, INC.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED JUNE 30, 2003

ROYAL LANE SECURITIES, INC.

CONTENTS



Cheshier & Fuller, L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

MEMBERS:
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
SEC PRACTICE SECTION OF AICPA
TEXAS SOCIETY OF CERTIFIED
PUBLIC ACCOUNTANTS
CPAMERICA INTERNATIONAL
AN AFFILIATE OF HORWATH INTERNATIONAL

14175 PROTON ROAD
DALLAS, TEXAS 75244-3692
PHONE: 972-387-4300
800-834-8586
FAX: 972-960-2810
WWW.CHESHIER-FULLER.COM

Independent Auditor's Report

Board of Directors
Royal Lane Securities, Inc.

We have audited the accompanying statement of financial condition of Royal Lane Securities, Inc., as of June 30, 2003, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Royal Lane Securities, Inc. as of June 30, 2003, and the results of their operations and their cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



CHESHIER & FULLER, L.L.P.

Dallas, Texas
July 11, 2003

ROYAL LANE SECURITIES, INC.
Statement of Financial Condition
June 30, 2003

ASSETS

Cash and cash equivalents	$ 12,296
Receivable from brokers or dealers and clearing organizations	1,120
Loan to officer	7,167
	$ 20,583

The accompanying notes are an integral part of these financial statements.

ROYAL LANE SECURITIES, INC.
Statement of Financial Condition
June 30, 2003

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Accrued expenses and other liabilities	$ 240
	240
Stockholders' equity	
Common stock, 50,000 shares authorized with $1.00 par value, 30,000 shares issued and 21,000 shares outstanding	30,000
Additional paid in capital	8,695
Retained earnings (deficit)	(3,352)
	35,343
Less: Treasury stock 9,000 shares at cost	(15,000)
Total stockholders' equity	20,343
	$ 20,583

The accompanying notes are an integral part of these financial statements.

ROYAL LANE SECURITIES, INC.
Statement of Income
For the Year Ended June 30, 2003

Revenues	
Securities commissions	$ 15,168
Revenue from sale of investment company shares	12,289
Dividend income	21
Interest income	7,415
Miscellaneous	495
	35,388
Expenses	
Salaries	8,428
Communications	10,741
Interest expense	217
Occupancy and equipment costs	10,264
Promotional costs	182
Regulatory fees and expenses	4,059
Other expenses	2,042
	35,933
Loss before income taxes	(545)
Provision for income taxes	-0-
Net loss	$ (545)

The accompanying notes are an integral part of these financial statements.

ROYAL LANE SECURITIES, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended June 30, 2003

	Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Treasury Stock	Total
Balances at June 30, 2002	$ 30,000	$ 8,695	$ (2,807)	$ (15,000)	$ 20,888
Net loss for the year			(545)		(545)
Balances at June 30, 2003	$ 30,000	$ 8,695	$ (3,352)	$ (15,000)	$ 20,343

The accompanying notes are an integral part of these financial statements.

ROYAL LANE SECURITIES, INC.
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended June 30, 2003

Balance, at June 30, 2002	$ -0-
Increases	-0-
Decreases	-0-
Balance, at June 30, 2003	$ -0-

The accompanying notes are an integral part of these financial statements.

ROYAL LANE SECURITIES, INC.
Statement of Cash Flows
For the Year Ended June 30, 2003

Cash flows from operating activities:

Net loss	$ (545)
Adjustments to reconcile net loss to net cash provided (used) by operating activities:	
Change in assets and liabilities:	
Decrease in receivables from brokers or dealers	587
Decrease in loan to shareholder	1,122
Increase in accrued expenses of other liabilities	7
Net cash provided by operating activities	1,171

Cash flows from investing activities:

Net cash used by investing activities	-0-

Cash flows from financing activities:

Net cash used by financing activities	-0-
Net increase in cash and cash equivalents	1,171
Cash and cash equivalents at beginning of year	11,125
Cash and cash equivalents at end of year	$ 12,296

Supplemental Disclosures of Cash Flow Information

Cash paid during the year for:

Interest	$ 217
Income taxes	$ -0-

The accompanying notes are an integral part of these financial statements.

ROYAL LANE SECURITIES, INC.
Notes to Financial Statements
June 30, 2003

Note 1 - Summary of Significant Accounting Policies

The Company is a broker-dealer in mutual funds registered with the Securities and Exchange Commission under (S.E.C.) Rule 15c3-3(k)(2)(ii) which provides that all the funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer. Receivables from brokers and dealers are due from the Company's correspondent. Substantially all of the Company's business is conducted with customers located in the Dallas, Texas metroplex.

Security Transactions

Purchases and sales of securities and commission revenue and expense are recorded on a trade date basis.

Security Valuation

Marketable securities owned and securities sold but not yet purchased are recorded at quoted market value. Securities and investments which are not readily marketable are carried at fair value as determined by management of the Company. Unrealized gains and losses are credited or charged to operations.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due. The provision for federal income taxes differs from the expected amount using statutory rates because certain expenses included in the determination of net income are non-deductible for tax reporting purposes.

Furniture and Fixtures

Depreciation of furniture and fixtures was provided on an accelerated basis and written off in the year of acquisition. This does not materially differ from an accelerated basis over 3 to 5 years. All the furniture and fixtures was fully depreciated at June 30, 2003.

Cash Equivalents

For purposes of reporting cash flows, the Company has defined cash equivalents as highly liquid investment, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

Note 1 - Summary of Significant Accounting Policies, continued

Accounting Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At June 30, 2003, the Company had net capital of approximately $13,068 and net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital was .02 to 1. The Company is permitted an aggregate indebtedness to net capital ratio of no greater than 15 to 1.

Note 3 - Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (S.E.C.) Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 4 - Related Parties

During the year the Company paid $3,291 to its sole shareholder for rental of computer equipment. There is a $7,167 non-interest bearing demand note due from the sole shareholder.

Note 5 - Federal Income Taxes

The Company has a net operating loss carryforward of $9,066 which can be used to reduce taxable income through 2018. The estimated tax benefit of the net operating loss of $1,360 has not been reported in these financial statements because the Company believes there is at least a 50% change that the carryforward will expire

Note 5 - Federal Income Taxes, continued

unused. Accordingly, the tax benefit has been offset by a valuation allowance. The valuation allowance increased by $299 during the fiscal year ended June 30, 2003.

Note 6 - Commitment and Contingencies

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At June 30, 2003, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of June 30, 2003

Schedule I

ROYAL LANE SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of June 30, 2003

COMPUTATION OF NET CAPITAL

Total stockholders' equity qualified for net capital	$ 20,343
Add:	
Other deductions or allowable credits	-0-
Total capital and allowable subordinated liabilities	20,343
Deductions and/or charges	
Non-allowable assets:	
Loan to officer	(7,167)
Net capital before haircuts on securities positions	13,176
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f)):	
Other securities	(108)
Net capital	$ 13,068

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition	
Accrued expenses	$ 240
Total aggregate indebtedness	$ 240

Schedule I (continued)

ROYAL LANE SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of June 30, 2003

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 16
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Net capital in excess of required minimum	$ 8,068
Excess net capital at 1000%	$ 13,044
Ratio: Aggregate indebtedness to net capital	.02 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There were no material differences in the computation of net capital under Rule 15c3-1 from the Company's computation.

Schedule II

ROYAL LANE SECURITIES, INC.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of June 30, 2003

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: Southwest Securities, Inc.

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

Year Ended June 30, 2003



Cheshier & Fuller, L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

MEMBERS:
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
SEC PRACTICE SECTION OF AICPA
TEXAS SOCIETY OF CERTIFIED
PUBLIC ACCOUNTANTS
CPAMERICA INTERNATIONAL
AN AFFILIATE OF HORWATH INTERNATIONAL

14175 PROTON ROAD
DALLAS, TEXAS 75244-3692
PHONE: 972-387-4300
800-834-8586
FAX: 972-960-2810
WWW.CHESHIER-FULLER.COM

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Royal Lane Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Royal Lane Securities, Inc. (the "Company"), for the year ended June 30, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



CHESHIER & FULLER, L.L.P.

Dallas, Texas
July 11, 2003